UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2020).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:        November 13, 2019

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Six Months Ended September 30, 2019 <Under Japanese GAAP>	November 13, 2019

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2019

Dividend payment date: December 3, 2019

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2019)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2019	¥ 2,707,673	(8.3)%	¥ 558,359	(17.9)%	¥ 431,955	(8.6)%

Six months ended September 30, 2018	2,952,805	7.5	680,199	10.5	472,648	12.5

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2019: ¥405,581 million [ (24.3)%]
		(b) for the six months ended September 30, 2018: ¥535,799 million [(11.9)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2019	¥ 312.84	¥ 312.64

Six months ended September 30, 2018	337.70	337.47

   (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net Assets ratio
As of September 30, 2019	¥ 209,446,667	¥ 11,213,825	5.2%

As of March 31, 2019	203,659,146	11,451,611	5.3

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2019: ¥10,882,209 million (b) as of March 31, 2019: ¥10,768,320 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2019	¥ —	¥ 85.00	¥ —	¥ 95.00	¥ 180.00
Fiscal year ending March 31, 2020	—	90.00
Fiscal year ending March 31, 2020 (Forecast)			—	90.00	180.00

Note:	Dividend forecast remains unchanged.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2020)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2020	¥700,000	(3.7)%	¥511.15

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2019.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

 (3) Number of shares issued (common stock)

	As of September 30, 2019	As of March 31, 2019
(a) Number of shares issued (including treasury stocks)	1,373,171,556 shares	1,399,401,420 shares
(b) Number of treasury stocks	3,698,728 shares	3,800,918 shares

	Six months ended September 30, 2019	Six months ended September 30, 2018
(c) Average number of shares issued in the period	1,380,757,323 shares	1,399,599,299 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2019)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2019	¥ 255,818	7.7%	¥ 161,698	5.2%	¥ 155,724	3.6%	¥ 159,337	3.2%

September 30, 2018	237,482	109.5	153,716	185.3	150,341	209.1	154,408	196.5

	Earnings per share

Six months ended

September 30, 2019	¥ 115.40

September 30, 2018	110.32
Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2019	¥ 13,610,062	¥ 5,612,774	41.2%

As of March 31, 2019	12,991,386	5,685,011	43.7
Note:	Stockholders’ equity:
(a) as of September 30, 2019: ¥5,610,560 million (b) as of March 31, 2019: ¥5,682,471 million

Note on interim audit procedures:

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2019 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2019	September 30, 2019

Assets:
Cash and due from banks	¥ 57,411,276	¥ 57,733,385
Call loans and bills bought	2,465,744	1,560,773
Receivables under resale agreements	6,429,365	7,023,069
Receivables under securities borrowing transactions	4,097,473	4,225,444
Monetary claims bought	4,594,578	4,531,909
Trading assets	5,328,778	7,163,908
Money held in trust	390	276
Securities	24,338,005	27,067,238
Loans and bills discounted	77,979,190	78,658,306
Foreign exchanges	1,719,402	1,948,631
Lease receivables and investment assets	247,835	241,208
Other assets	7,307,305	7,941,002
Tangible fixed assets	1,504,703	1,483,885
Intangible fixed assets	769,231	785,010
Net defined benefit asset	329,434	344,096
Deferred tax assets	40,245	18,040
Customers’ liabilities for acceptances and guarantees	9,564,993	9,170,798
Reserve for possible loan losses	(468,808)	(450,318)

Total assets	¥ 203,659,146	¥ 209,446,667

Liabilities:
Deposits	¥ 122,325,038	¥ 122,568,545
Negotiable certificates of deposit	11,165,486	11,461,490
Call money and bills sold	1,307,778	1,435,491
Payables under repurchase agreements	11,462,559	14,383,071
Payables under securities lending transactions	1,812,820	2,360,780
Commercial paper	2,291,813	1,688,944
Trading liabilities	4,219,293	5,240,066
Borrowed money	10,656,897	11,151,369
Foreign exchanges	1,165,141	1,168,539
Short-term bonds	84,500	127,500
Bonds	9,227,367	9,461,081
Due to trust account	1,352,773	1,548,905
Other liabilities	4,873,630	5,759,934
Reserve for employee bonuses	70,351	48,666
Reserve for executive bonuses	3,091	—
Net defined benefit liability	31,816	32,928
Reserve for executive retirement benefits	1,374	1,096
Reserve for point service program	23,948	25,303
Reserve for reimbursement of deposits	7,936	4,102
Reserve for losses on interest repayment	147,594	126,581
Reserves under the special laws	2,847	2,847
Deferred tax liabilities	378,220	434,627
Deferred tax liabilities for land revaluation	30,259	30,168
Acceptances and guarantees	9,564,993	9,170,798

Total liabilities	192,207,534	198,232,842

Net assets:
Capital stock	2,339,443	2,339,964
Capital surplus	739,047	691,985
Retained earnings	5,992,247	6,188,945
Treasury stock	(16,302)	(14,189)

Total stockholders’ equity	9,054,436	9,206,705

Net unrealized gains (losses) on other securities	1,688,852	1,662,827
Net deferred gains (losses) on hedges	(54,650)	7,968
Land revaluation excess	36,547	36,456
Foreign currency translation adjustments	50,379	(27,087)
Accumulated remeasurements of defined benefit plans	(7,244)	(4,661)

Total accumulated other comprehensive income	1,713,884	1,675,503

Stock acquisition rights	4,750	4,065
Non-controlling interests	678,540	327,550

Total net assets	11,451,611	11,213,825

Total liabilities and net assets	¥ 203,659,146	¥ 209,446,667

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2018	2019
Ordinary income	¥2,952,805	¥2,707,673
Interest income	1,214,050	1,268,398
Interest on loans and discounts	797,067	884,363
Interest and dividends on securities	190,546	166,523
Trust fees	2,183	2,129
Fees and commissions	604,534	624,407
Trading income	89,003	120,456
Other operating income	899,634	558,476
Other income	143,398	133,805
Ordinary expenses	2,272,605	2,149,313
Interest expenses	529,649	639,380
Interest on deposits	211,276	245,911
Fees and commissions payments	97,926	104,837
Trading losses	122	—
Other operating expenses	721,730	446,445
General and administrative expenses	852,524	858,710
Other expenses	70,651	99,938
Ordinary profit	680,199	558,359
Extraordinary gains	143	22,815
Extraordinary losses	5,187	2,196
Income before income taxes	675,155	578,978
Income taxes-current	108,031	104,493
Income taxes-deferred	53,478	31,167
Income taxes	161,509	135,661
Profit	513,646	443,317
Profit attributable to non-controlling interests	40,998	11,361
Profit attributable to owners of parent	¥472,648	¥431,955

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2018	2019
Profit	¥513,646	¥443,317
Other comprehensive income	22,152	(37,735)
Net unrealized gains (losses) on other securities	25,962	(28,523)
Net deferred gains (losses) on hedges	(24,691)	77,273
Foreign currency translation adjustments	54,633	(72,635)
Remeasurements of defined benefit plans	(5,353)	2,015
Share of other comprehensive income of affiliates	(28,397)	(15,865)
Total comprehensive income	535,799	405,581
Comprehensive income attributable to owners of parent	465,764	393,666
Comprehensive income attributable to non-controlling interests	70,034	11,915

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2018	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039
Changes in the period
Issuance of new stock	699	699			1,398
Cash dividends			(126,950)		(126,950)
Profit attributable to owners of parent			472,648		472,648
Purchase of treasury stock				(70,048)	(70,048)
Disposal of treasury stock		(54)		326	271
Cancellation of treasury stock		(65,922)		65,922	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(18)			(18)
Increase due to increase in subsidiaries			4		4
Increase due to decrease in subsidiaries			2		2
Decrease due to increase in subsidiaries			(15)		(15)
Decrease due to decrease in subsidiaries			(1)		(1)
Reversal of land revaluation excess			261		261
Transfer from retained earnings to capital surplus		41,690	(41,690)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	699	(23,605)	304,259	(3,799)	277,554

Balance at the end of the period	¥2,339,443	¥734,610	¥5,856,833	¥(16,292)	¥8,914,594

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Net changes in the period	13,019	(32,233)	(504)	17,941	(5,611)	(7,388)

Balance at the end of the period	¥1,701,862	¥(100,777)	¥36,592	¥54,848	¥53,510	¥1,746,036

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Six months ended September 30, 2018	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥2,823	¥1,219,604	¥11,612,892
Changes in the period
Issuance of new stock			1,398
Cash dividends			(126,950)
Profit attributable to owners of parent			472,648
Purchase of treasury stock			(70,048)
Disposal of treasury stock			271
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(18)
Increase due to increase in subsidiaries			4
Increase due to decrease in subsidiaries			2
Decrease due to increase in subsidiaries			(15)
Decrease due to decrease in subsidiaries			(1)
Reversal of land revaluation excess			261
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(268)	(110,116)	(117,772)

Net changes in the period	(268)	(110,116)	159,781

Balance at the end of the period	¥2,555	¥1,109,488	¥11,772,674

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the period
Issuance of new stock	521	521			1,043
Cash dividends			(132,582)		(132,582)
Profit attributable to owners of parent			431,955		431,955
Purchase of treasury stock				(100,039)	(100,039)
Disposal of treasury stock		(148)		478	330
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,584)			(47,584)
Decrease due to decrease in subsidiaries			(945)		(945)
Reversal of land revaluation excess			91		91
Transfer from retained earnings to capital surplus		101,821	(101,821)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	(47,062)	196,698	2,112	152,269

Balance at the end of the period	¥2,339,964	¥691,985	¥6,188,945	¥(14,189)	¥9,206,705

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Net changes in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Balance at the end of the period	¥1,662,827	¥7,968	¥36,456	¥(27,087)	¥(4,661)	¥1,675,503

	Millions of yen
Six months ended September 30, 2019	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥4,750	¥678,540	¥11,451,611
Changes in the period
Issuance of new stock			1,043
Cash dividends			(132,582)
Profit attributable to owners of parent			431,955
Purchase of treasury stock			(100,039)
Disposal of treasury stock			330
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,584)
Decrease due to decrease in subsidiaries			(945)
Reversal of land revaluation excess			91
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(684)	(350,990)	(390,056)

Net changes in the period	(684)	(350,990)	(237,786)

Balance at the end of the period	¥4,065	¥327,550	¥11,213,825

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.